EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
	2004	2003
Ratio of earnings to fixed charges (1)	7.6x	10.2x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges include: (i) interest expense, whether expensed or capitalized; (ii) amortization of debt issuance cost; and (iii) the estimate of the portion of rent expense representing the interest factor.